ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

May 28, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Abby Adams and Tim Buchmiller,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 25, 2021
File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are providing this addendum to the Company’s letter, dated May 27, 2021, which responded to the SEC’s comment concerning stock-based compensation through the period ended January 31, 2021. This letter includes additional information with respect to all subsequent stock issuances by the Company.

March 2021 Financing Transaction

On March 9, 2021, the Company entered into a securities purchase agreement with Digital Power Lending, LLC (“DPL”), a California limited liability company and wholly-owned subsidiary of Ault Global Holdings, Inc., pursuant to which the Company agreed to sell an aggregate of 6,666,667 shares of its common stock for an aggregate of $10 million, or $1.50 per share, which sales will be made in tranches. On March 9, 2021, DPL paid $4 million, less the $1.8 million in advances and the surrender for cancellation of a $50,000 convertible promissory note by Ault Global for an aggregate of 2,666,667 shares of the Company’s common stock. Under the terms of the securities purchase agreement, DPL will purchase an additional (i) 1,333,333 shares of the Company’s common stock if and upon approval by the FDA of the Company’s IND for the Company’s Phase Ia clinical trials for a purchase price of $2 million, and (ii) 2,666,667 shares of the Company’s common stock upon completion of the Phase Ia clinical trials for a purchase price of $4 million. The Company further agreed to issue to DPL warrants to purchase a number of shares of its common stock equal to 50% of the shares of our common stock purchased under the securities purchase agreement at an exercise price of $3.00 per share.

March 2021 Option Grant

On March 23, 2021, the Company granted a total of 450,000 performance-based options outside of the Company’s stock incentive plan to its FDA consultants with an exercise price of $1.50 per share. These options have two separate performance triggers for vesting based upon the Company’s therapies achieving certain FDA approval milestones within a specified timeframe. By definition, the performance condition in these options can only be achieved after the performance condition of FDA approval has been achieved. No vesting and no stock compensation has been recognized to date as the performance milestones have not been reached. These options were issued as an inducement to our FDA consultants to achieve milestones related to our two therapies to treat Alzheimer’s disease. While the Company has not finalized the accounting for fair value of these grants, as the results for the fourth quarter ended April 30, 2021 have not been audited, it is expected that the fair value per option share will be calculated using a Black-Scholes model based, in part, on an estimated fair value of the common stock on the date of grant of approximately $2.50 per share. The fair value on the date of grant took into consideration the pricing of the March 2021 financing, as well as the improved capital structure and prospects for the Company that resulted from receiving the proceeds of the financing.

Kindly address any comments or questions that you may have concerning this letter to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to Kenneth S. Cragun, the Chief Financial Officer of the Company (tel.: (949) 735-6020).

Very truly yours,

/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer

cc:	Ms. Nudrat Salik, SEC
Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.